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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934




                              WHITTAKER CORPORATION
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)



                                   966680-40-7
                                 (CUSIP Number)




                                 Thomas D. Hyde
                                Raytheon Company
                                141 Spring Street
                               Lexington, MA 02173
                                  617-862-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                 April 10, 1996
             (Date of Event Which Requires Filing of this Statement)






 If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / x /.

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                                  SCHEDULE 13D

CUSIP NO.         966680-40-7


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raytheon Company
         04-1760395

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /   /
                                                              (b) /   /

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A (See Item 3 of this Statement.)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT  TO ITEMS 2(d) or 2(e) /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                               7    SOLE VOTING POWER
                                    1,974,333 shares
NUMBER OF
SHARES                         8    SHARED VOTING POWER
BENEFICIALLY                        NONE
OWNED BY
EACH                           9    SOLE DISPOSITIVE POWER
REPORTING                           1,974,333
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    NONE

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,974,333 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.9%

14       TYPE OF REPORTING PERSON
         CO

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Item 1.    Security and Issuer.

         This statement relates to shares of the Common Stock, $.01 par value per share (the "Common Stock") of Whittaker Corporation, a Delaware corporation ("Whittaker"). The principal executive offices of Whittaker are located at 1955
N. Surveyor Avenue, Simi Valley, California 93063.


Item 2.  Identity and Background.

         This statement is being filed by Raytheon Company, a Delaware corporation ("Raytheon"). Raytheon is an international, high technology company which operates in four businesses: commercial and defense electronics; engineering and construction; aircraft; and major appliances. Raytheon's principal office is located at 141 Spring Street, Lexington, Massachusetts 02173.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of Raytheon are set forth in Schedule A hereto.

         Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         On April 10, 1996 (the "Closing Date") Raytheon consummated the sale of its Xyplex, Inc. ("Xyplex") subsidiary to Whittaker in accordance with a Stock Purchase Agreement dated March 2, 1996 (the "Stock Purchase Agreement") by and between Raytheon and Whittaker. Pursuant to the Stock Purchase Agreement, on the Closing Date, Whittaker acquired all of the issued and outstanding shares of common stock of Xyplex in consideration of the payment to Raytheon of a purchase price consisting of $67,500,000 in cash and 1,974,333 shares of Whittaker Common Stock (the "Shares").


Item 4.  Purpose of the Transaction.

         The transaction  requiring the filing of this statement is described in
Item 3 above. Raytheon intends to review continuously its equity position in Whittaker. It is Raytheon's present intent to liquidate the Shares in an orderly fashion in accordance with applicable securities laws and as market conditions permit.


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         Raytheon does not have any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving Whittaker or any of its subsidiaries, (ii) any change in Whittaker's present Board of Directors or management, (iii) any material changes in Whittaker's present capitalization or dividend policy or any other change in Whittaker's business or corporate structure, (iv) any change in Whittaker's charter or by-laws or (v) causing Whittaker's Common Stock to be delisted from a national securities exchange or to become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 5.  Interest in Securities of the Issuer.

         (a) Raytheon  beneficially  owns 1,974,333  shares of Whittaker  Common
Stock, or approximately 17.91% of the outstanding shares of Whittaker Common Stock. To the best of Raytheon's knowledge, none of the persons named in Schedule A hereto beneficially owns any shares of Whittaker Common Stock.

         (b) Raytheon has the sole power to vote, direct the voting of, dispose of, or direct the disposition of, the Shares, subject to the arrangements described in Item 6 of this statement.

         (c) Neither Raytheon nor, to the best knowledge of Raytheon, any of the persons named in Schedule A hereto has effected any transaction in Whittaker Common Stock during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the transaction described in Item 3 of this statement, Raytheon and Whittaker entered into a Stockholder's Agreement dated as of the Closing Date (the "Stockholder's Agreement"). Certain terms of the Stockholder's Agreement are summarized below. This summary, however, does not purport to contain a complete description of the Stockholder's Agreement and is qualified in whole by reference to such agreement, a copy of which is filed as an exhibit hereto.

         Pursuant to the terms and conditions of the Stockholder's Agreement, Raytheon has agreed that (i) for a period of one year following the Closing Date, it will vote the Shares upon matters recommended by Whittaker management at least in the same proportion as cast by all other holders of Whittaker Common Stock, (ii) it will not, (x) during any calendar week, sell Shares in excess of ten percent of the average weekly trading volume in

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Whittaker  Common  Stock  during  the  immediately   preceding   thirteen  weeks
(excluding block trades to Qualified Institutional Buyers), (y) in any single transaction or series of related transactions, sell more than five percent of the outstanding shares of Whittaker Common Stock to any one person without the prior consent of Whittaker or (z) sell Shares to certain persons holding more than five percent of Whittaker Common Stock without the prior consent of Whittaker and (iii) it will not purchase additional shares of Whittaker Common Stock or hedge its ownership of the Shares without the prior consent of Whittaker. In addition Raytheon has agreed to provide Whittaker with a right of first refusal with respect to sales involving more than 100,000 Shares and agreed that for a period of three years following the Closing Date Whittaker shall have the right to redistribute the Shares.


Item 7.  Material to be Filed as Exhibits.

          1. Schedule A: Identity and background of directors and executive officers.

          2. Stockholder's Agreement dated April 10, 1996 by and between Raytheon and Whittaker.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Raytheon Company

                             By: /s/ Thomas D. Hyde
                                     Thomas D. Hyde
                             Vice President and General Counsel

April 10, 1996